UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On June 3, 2025, NewGenIvf Group Limited (“Company”) consummated the initial closing (“Initial Closing”) of its debt financing under the terms of the Securities Purchase Agreement referenced in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on April 3, 2025. The Form 6-K filed with the SEC on April 3, 2025 is incorporated by reference herein.

At the Initial Closing, the Company sold to JAK Opportunities VI LLC (“JAK”) a senior convertible note (the “Note”) in the principal amount of $3,200,000. The Note bears an interest rate of 10% per annum and may be adjustable from time to time pursuant to its terms. The holder of the Note may convert any portion of the outstanding and unpaid Note into validly issued, fully paid and non-assessable Class A Shares at the Conversion Rate as defined in the Note. No fractional Class A Shares are issuable upon any such conversion. If the issuance would result in the issuance of a fraction of a Class A Share, the Company shall round such fraction of a Class A Share up to the nearest whole share. The maximum number of Class A Ordinary Shares of the Company, no par value, which this note is issuable into is 2,691,765, based on a conversion price of $1.70. The form of the Note is filed as Exhibit 4.1 hereto.

The foregoing is only a brief description of the Note and such description is qualified in its entirety by reference to the full text of the Note, filed as Exhibit 4.1 in this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Note between the Company and JAK Opportunities VI LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

3